Exhibit 16.1

April 4, 2023

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read California BanCorp’s statements included under Item 4.01 of its Form 8-K to be filed on or about April 4, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements made in the 1st, 2nd,, and 5th paragraphs, except that we agree with the statement that Crowe LLP was included in the review process discussed in the 1st paragraph.

Crowe LLP

Sacramento, California

cc:	Mr. Ed Traille

Audit Committee Chairman

California Bancorp